SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Applied Micro Circuits Corporation

(Name of Subject Company)

Applied Micro Circuits Corporation

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

03822W406

(CUSIP Number of Class of Securities)

Dr. Paramesh Gopi

4555 Great America Pkwy, Suite 601,

Santa Clara, California 95054

(408) 542-8600

(Name, Address and Telephone Number of Person Authorized

to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jorge del Calvo, Esq.

Alan B. Kalin, Esq.

Davina K. Kaile, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, CA 94304

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 and amended on January 4, 2017 (as amended from time to time, the “Schedule 14D-9”) originally filed by Applied Micro Circuits Corporation., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 21, 2016, relating to the tender offer by Montana Merger Sub I, Inc., a Delaware corporation (the “Purchaser”) and a direct wholly owned subsidiary of MACOM Technology Solutions Holdings, Inc., a Delaware corporation (“MACOM”), to acquire all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share, in exchange for consideration, for each share validly tendered and not properly withdrawn, in the form of (i) $3.25 in cash and (ii) 0.1089 shares of MACOM common stock, plus cash in lieu of fractional shares, in each case, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Prospectus/Offer, dated December 21, 2016 and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(4) and (a)(1)(A), respectively, to the Tender Offer Statement on Schedule TO filed by MACOM and Purchaser with the SEC on December 21, 2016.

As described in the Legal Proceedings section of the Schedule 14D-9, the Company and its board of directors were named as defendants in lawsuits brought in the United Stated District Court for the Northern District of California alleging that the Schedule 14D-9 misstates or omits material facts (the “Lawsuits”).

Although the Company believes that no further supplemental disclosure is required under applicable laws, in connection with the claims made in the Lawsuits, the Company is making available the additional information to its stockholders in this Amendment.

Except to the extent specifically provided in this Amendment, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 4. The Solicitation or Recommendation.

I.	Item 4 of the Schedule 14d-9 under the heading “Opinion of Morgan Stanley, as Financial Advisor to the Company” is hereby amended by:

(1)	Amending and restating the third paragraph under the heading “Summary of Financial Analysis” on page 40 to read as follows:

“In performing the financial analyses summarized below and arriving at its opinion, Morgan Stanley used and relied upon certain forecasts approved for its use by the Board, including (1) a “Management Case,” which was based on Company management’s Projections (as defined below under the heading “Certain Financial Forecasts”) for the fiscal quarter ended March 31, 2017 and the fiscal years 2017 through 2020 and the Company’s management’s guidance in extrapolating these forecasts for fiscal years 2021 through 2026, and (2) a “Company Street Case” based on Thompson consensus forecasts as of November 18, 2016 for fiscal years 2017 and 2018 and the Company management’s guidance in extrapolating these forecasts for fiscal years 2019 through 2026.”

Item 8. Additional Information to be Furnished.

I.	Item 8 of the Schedule 14d-9 under the heading “Other Material Information” is hereby amended by:

(1)	Inserting the follow paragraphs and table under the heading “(5) Certain Financial Forecasts” presenting selected unaudited prospective financial information related to forecasted unlevered free cash flows for the quarter ended March 31, 2017 and each of the fiscal years ended March 31, 2018 through March 31, 2026, immediately preceding the heading “(6) SEC Periodic Reports” on page 71:

“The following “Management Case” for prospective unlevered free cash flows was used by Morgan Stanley in its financial analysis and was derived from forecasts provided by AMCC senior management for the fourth quarter of fiscal year 2017 and fiscal years 2018 through 2020, and extrapolations for fiscal years 2021 through 2026 based on guidance provided by AMCC management. Needham & Company used the prospective unlevered free cash flows derived from forecasts provided by AMCC senior management for the fourth quarter of fiscal year 2017 and fiscal years 2018 through 2020 in its financial analysis.

	Unaudited “Management Case” Forecasts (in millions of U.S. dollars)
	Fiscal quarter ended March 31,	Fiscal year ended March 31,									Terminal Year ended March 31,
	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2026E
Adjusted EBITDA (1)	(0)	(27)	10	85	141	203	239	263	280	291	291
Less: Stock Based Compensation	(6)	(29)	(33)	(34)	(40)	(45)	(55)	(61)	(66)	(69)	(69)
Less: Taxes (2)	(0)	(0)	(0)	(12)	(27)	(44)	(52)	(56)	(60)	(62)	(62)
Less: Increase in Net Working Capital (3)	(2)	(3)	(15)	(10)	(19)	(19)	(18)	(12)	(9)	(5)	(5)
Less: Capital Expenditures	(5)	(18)	(25)	(16)	(28)	(35)	(39)	(43)	(46)	(45)	(45)
Unlevered Free Cash Flows (4)	(12)	(77)	(63)	13	26	58	75	90	99	110	110

Notes:

1.	Per Projections in the table preceding the above table, except for the fourth quarter of the fiscal year ending March 31, 2017, with the adjustments listed in note 2 to such table.
2.	35% tax rate.
3.	(Inventory + accounts receivable) – accounts payable.
4.	Needham & Company advised AMCC senior management that its free cash flow figure is a non-GAAP financial measure calculated by starting with operating income (as shown in the Projections table in this section) and subtracting cash taxes payable, capital expenditures, and investment in working capital, and then adding back depreciation and amortization expense. The free cash flow figures for the fiscal quarter ending March 31, 2017 and the fiscal years ending March 31, 2018 through March 31, 2020 used in the Needham & Company analysis may differ from those reflected in the table above because Needham & Company calculates cash taxes payable as 35% of positive EBIT. Needham & Company utilizes this method due to the uncertainty related to the Company’s ability to recognize tax benefits of the NOLs or other tax credits due to potential section 382 ownership changes and other factors. Any tax benefits from NOLs or other tax credits are calculated, whether existing, created, or used during the projection period and beyond, on a separate schedule from the discounted cash flow analysis. The present value of this benefit, on a per share basis, is included as a separate line item in the Needham & Company Discounted Cash Flow Analysis.

The following “Company Street Case” for prospective unlevered free cash flows was also used by Morgan Stanley in its financial analysis and was derived from Thompson consensus forecasts as of November 18, 2016 for the fourth quarter of fiscal year 2017 and fiscal year 2018 and with extrapolations for fiscal years 2019 through 2026 based on guidance provided by AMCC’s senior management.

	Unaudited “Company Street Case” Forecasts (in millions of U.S. dollars)
	Fiscal quarter ended March 31,	Fiscal year ended March 31,									Terminal Year ended March 31,
	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2026E
Adjusted EBITDA	3	29	45	66	87	108	128	146	156	162	162
Less: Stock Based Compensation	(6)	(26)	(29)	(30)	(30)	(28)	(27)	(25)	(26)	(27)	(27)
Less: Taxes	(0)	(0)	(2)	(8)	(15)	(22)	(29)	(36)	(39)	(41)	(41)
Less: Increase in Net Working Capital	(0)	(5)	(6)	(8)	(8)	(8)	(7)	(6)	(4)	(2)	(2)
Less: Capital Expenditures	(1)	(4)	(7)	(10)	(12)	(14)	(16)	(17)	(18)	(19)	(19)
Unlevered Free Cash Flows	(5)	(6)	1	10	22	36	49	62	69	73	73

None of AMCC, MACOM, or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of our stockholders or any other person regarding our ultimate performance compared to the information contained in the forecasts or that forecasted results will be achieved.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APPLIED MICRO CIRCUITS CORPORATION

By:	/s/ Dr. Paramesh Gopi
	Name:	Dr. Paramesh Gopi, Chief Executive Officer

Dated: January 17, 2017